Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (K2101AB)

Buffered Return Equity Securities

Linked to the Performance of the S&P 500® Index (“Offering A”)

Linked to the Performance of the EURO STOXX 50® Index (“Offering B”)

Offering Period: July 1, 2022 – July 28, 2022

This free writing prospectus describes two separate offerings of Buffered Return Equity Securities. The performance of each offering of the securities will not depend on the performance of the other securities offering. With respect to each separate offering:

Summary Product Terms

CUSIP	Offering	CUSIP
	A	22553QBF3
	B	22553QBG1
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	2 years
Trade Date	July 29, 2022
Settlement Date	August 3, 2022
Valuation Date	July 29, 2024
Maturity Date	August 1, 2024
Underlying	Offering	Underlying
	A	S&P 500® Index
	B	EURO STOXX 50® Index
Initial Level	The closing level of the Underlying on the Trade Date
Final Level	The closing level of the Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Maximum Return (each to	Offering	Maximum Return
be determined on the Trade Date)	A	Expected to be at least 72%
	B	Expected to be at least 90%
Buffer Level	Offering	Buffer Level
	A	Approximately 90% of the Initial Level
	B	Approximately 75% of the Initial Level
Buffer Amount	Offering	Buffer Amount
	A	10%
	B	25%

Hypothetical Redemption Amounts

*This section illustrates hypothetical Redemption Amounts with respect to one particular offering (Offering A) of the two separate offerings described herein and in the accompanying preliminary pricing supplement. The performance of each offering of the securities will not depend on the performance of the other securities offering. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Maximum Return of 72%, (ii) a Buffer Level of 90% and (iii) a Buffer Amount of 10%. The numbers appearing in the table have been rounded for ease of analysis.

Underlying Return	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
100%	72%	$1,720
75%	72%	$1,720
72%	72%	$1,720
70%	70%	$1,700
50%	50%	$1,500
25%	25%	$1,250
10%	10%	$1,100
0%	0%	$1,000
−10%	0%	$1,000
−11%	−1%	$990
-20%	-10%	$900
-30%	-20%	$800
-40%	-30%	$700
-50%	-40%	$600
-75%	-65%	$350

Payoff Description

Redemption Amount at maturity

If, on the Valuation Date, the Underlying closes at or above the Initial Level, you will receive the Principal Amount plus a return based on the upside performance of the Underlying, subject to the Maximum Return.

If the Underlying closes below the Initial Level but at or above the Buffer Level, you will receive the Principal Amount.

However, if the Underlying closes below the Buffer Level, you will be exposed to any depreciation in the Underlying from the Initial Level to the Final Level beyond the Buffer Level. You could lose a significant portion of your principal.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual Maximum Return will not be lower than the rates displayed in this document and the Buffer Level will not be greater than the level set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

This free writing prospectus describes two separate offerings of Buffered Return Equity Securities. The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities. The risks set forth below apply to each of the two separate offerings described herein and in the accompanying preliminary pricing supplement unless otherwise specified.

•	Risks Relating to the Securities Generally
o	If the Final Level is less than the Buffer Level, you will lose 1% of your principal for each 1% decline from the Initial Level to the Final Level beyond the Buffer Level. You could lose a significant portion of your principal. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
o	The securities do not pay interest.
o	The probability that the Final Level will be less than the Buffer Level will depend on the volatility of the Underlying.
o	Regardless of the appreciation in the level of the Underlying, which may be significant, the maximum Redemption Amount for each $1,000 principal amount of securities will not exceed $1,000 multiplied by the sum of one plus the Maximum Return.
o	The performance of each offering of the securities will not depend on the performance of the other securities offering, and each offering of the securities has independent terms. The Redemption Amount of each offering is independent of the other Redemption Amount. An investment in more than one offering of the securities may result in a combined payout on the securities that is lower or higher than an investment in only one offering of the securities.
o	The U.S. federal tax consequences of an investment in the securities are unclear.
•	Risks Relating to the Underlying
o	Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.
o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.
o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities.

Risks Relating to the Underlying of Offering B:

o	The closing level of the EURO STOXX 50® Index will not be adjusted for changes in exchange rates relative to the U.S. dollar even though the equity securities included in the EURO STOXX 50® Index are traded in a foreign currency and the securities are denominated in U.S. dollars.
o	Some or all of the assets included in the EURO STOXX 50® Index are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.
•	Risks Relating to the Issuer

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Risks Relating to Conflicts of Interest
o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities
o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date for each offering of the securities will be between $950 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date for each offering of the securities may be less than the price to public.
o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 30, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010322011722/dp176436_424b2-k2101ab.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

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